UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number: 001-41662

SYLA TECHNOLOGIES CO., LTD.

(Exact name of registrant as specified in its charter)

Ebisu Prime Square Tower 7F, 1-1-39

Hiroo, Shibuya-ku, Tokyo 150-0012 Japan

Telephone: +81 3-4560-0650

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares, each representing one one-hundredth of one common share

Common Shares, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

☒	Rule 12g-4(a)(1)
☐	Rule 12g-4(a)(2)
☒	Rule 12h-3(b)(1)(i)
☐	Rule 12h-3(b)(1)(ii)
☐	Rule 15d-6
☐	Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date:

American Depositary Shares, each representing one one-hundredth of one common share: zero

Common Shares, no par value: one

Pursuant to the requirements of the Securities Exchange Act of 1934, SYLA Technologies Co., Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 2, 2025

SYLA Technologies Co., Ltd.

/s/ Hiroyuki Sugimoto
Name:	Hiroyuki Sugimoto
Title:	Chief Executive Officer